National Bank of Canada

Form SBSE-A: Schedule F, Section II, Registration with Financial Regulatory Authorities

English Name of Foreign Financial Regulatory Authority	Foreign Registration No. (if any)	English Name of Country
Authority of Financial Markets (Autorité des marchés financiers)		Quebec, Canada
Office of the Superintendant of Financial Institution		Canada (Federal level)
Canada Deposit Insurance Corporation		Canada (Federal level)
British Columbia Securities Commission		British Columbia, Canada
Alberta Securities Commission		Alberta, Canada
Financial and Consumer Affairs Authority (FCAA) (Saskatchewan), Securities Division		Saskatchewan, Canada
The Manitoba Securities Commission		Manitoba, Canada
Ontario Securities Commission		Ontario, Canada
Financial and Consumer Services Commission (New Brunswick)		New Brunswick, Canada
Nova Scotia Securities Commission		Nova Scotia, Canada
Price Edward Island Office of the Superintendent of Securities		Prince Edward island, Canada
Office of the Superintendent of Securities, Service Newfoundland and Labrador		Newfoundland and Labrador, Canada
Alberta Insurance Council		Alberta, Canada
Insurance Council of Manitoba		Manitoba, Canada
Insurance Council of Saskatchewan		Saskatchewan, Canada
Office of the Yukon Superintendent of Securities		Yukon, Canada
Northwest Territories, Office of the Superintendent of Securities		Northwest Territories, Canada
Nunavut, Office of the Superintendent of Securities		Nunavut, Canada
Bank of Canada		Canada
Toronto Stock Exchange (TSX)		Ontario, Canada
Bank of England - The Prudential Regulation Authority (PRA)		United Kingdom
Luxembourg Stock Exchange		Luxembourg
London Stock Exchange (LES)		United Kingdom